

02004893

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Douglas C. Day (DBA) Day International Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Aviation Ave, Suite 200P
(No. and Street)

San Jose (City) CA (State) 95110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Day 408-294-2372
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alster, Scott Kendall
(Name — *if individual, state last, first, middle name*)

152 N. 3rd ST #501 (Address) San Jose (City) CA (State) 95112 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB...

OATH OR AFFIRMATION

I, Doug Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Day International Securities, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


COOKIE DAY
Commission # 1239517
Notary Public - California
Santa Clara County
My Comm. Expires Oct 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 1, 2002

Day International Securities
San Jose, California

I have audited the accompanying balance sheets of Day International Securities as of December 31, 2001 and 2000, and the related statements of operations, owner's equity, cash flows and supplementary data for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

In conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to present fairly, in all material respects, the financial position of Day International Securities at December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended in conformity with generally accepted accounting principles.



Scott K. Alster, C.P.A.

Day International Securities

Balance Sheet

December 31, 2001 and 2000

Assets	2001	2000
Current Assets:		
Cash	$42,660	$21,306
Investment in Government Securities	9,605	9,138
Investment Equity Securities	---	40,468
Total Current Assets	52,265	70,912
Property and Equipment:		
Office Furniture & Equipment:	8,226	8,226
Accumulated Depreciation	(8,226)	(8,226)
	---	---
Total Assets	$52,265	$70,912

Liabilities and Owner's Equity

	2001	2000
Accounts Payable	$ 42	$ 4,841
Owner's Equity:		
Sole Proprietor's Capital, including accumulated earnings of $4,775 and $28,123, respectively	52,223	66,071
Total Liabilities & Owner's Equity	$52,265	$70,912

See Accountant's Audit Report and Accompanying Notes to Financial Statements

Day International Securities
Statement of Operations
For The Years Ended
December 31, 2001 and 2000

	2001	2000
Revenue:		
Operating Revenues	$19,498	$ 15,332
Dividends	1,174	2,249
Gain (Loss) on Sale of Securities	(5,594)	15,113
	15,078	32,694
Expenses:		
Licensing	566	450
Insurance	3,187	784
Commissions	12,809	15,318
Office	488	139
Lease	8,677	7,815
Bank Charges	451	940
Professional	1900	1,499
Telephone	1,390	1,452
Outside Services	7,772	---
Miscellaneous	1,186	4,684
	38,426	33,081
Net Income (Loss)	$(23,348)	$ (387)

See Accountant's Audit Report and Accompanying Notes to Financial Statements

Day International Securities
Statement of Owner's Capital
For the Years Ended
December 31, 2001 and 2000

	2001	2000
Capital Balance, Beginning	$ 66,071	$ 55,325
Net Income (Loss)	(23,348)	(387)
Contributions	9,500	11,133
Capital Balance, Ending	$ 52,223	$ 66,071

See Accountant's Audit Report and Accompanying Notes to Financial Statements

Day International Securities
Supplementary Date
Net Capital Computation
For the Years Ended
December 31, 2001 and 2000

	2001	2000
Sole Proprietor's Capital	$ 52,223	$ 66,071
Adjustments:		
Deduct unrealized loss on equities	---	(13,026)
Deduct haircut (15% of government securities)	(1,441)	(1,370)
Deduct haircut (2% of cash account)	(853)	(426)
Deduct haircut (15% of equity securities)	---	(6,070)
Net Capital	$ 49,929	$ 45,179

See Accountant's Audit Report and Accompanying Notes to Financial Statements

Day International Securities
Statement of Cash Flows
For The Years Ended
December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$(23,348)	$(387)
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts Payable	(4,799)	(6,665)
Net Cash from Operating Activities	(28,147)	(7,052)
Cash Flows from Financing Activities:		
Capital Contributions	9,500	11,133
Net Cash Provided (Used) by Financing Activities	9,500	11,113
Net Increase (Decrease) in Cash	(18,647)	4,081
Cash and Equivalents Beginning of Year	70,912	66,831
Cash and Equivalents End of Year	$ 52,265	$ 70,912

See Accountant's Audit Report and Accompanying Notes to Financial Statements

Day International Securities
Notes to Financial Statements
For The Year Ended
December 31, 2001

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company provides investors a variety of mutual fund, life insurance, annuities and retirement programs

Depreciation

Depreciation is computed using the straight-line method of a five year period.

Company Formation

The company was formed in September of 1988 with an initial investment of $3,500 from Doug Day. The company applied for and received approval to operate as a licensed security dealer in July 1989. The company operates as a sole proprietorship.

Income Taxes

The financial statements do not include a provision for income taxes, because the proprietorship does not incur federal or state income taxes. Instead, earnings and losses are included in the proprietors personal income tax return and are based on personal tax strategies.

The bases of furniture and equipment for financial reporting purposes exceeds their tax basis by the cumulative amount that accelerated depreciation exceed straight-line depreciation. The excess will be taxable to the proprietor in future periods through reduced depreciation for tax purposes.

NOTE B - RELATED PARTY TRANSACTIONS

Doug Day is a financial asset manager and handles a number of clients accounts. Nearly all revenues generated by Day International Securities is through this client base.

NOTE C - CAPITAL REQUIREMENTS

The company is regulated by the Securities and Exchange Commission which requires a minimum net capital investment of $5,000 be maintained. In addition, the National Association of Securities Dealers (N.A.S.D.) requires that total net capital be not less than 120% of required minimum net capital. The company has successfully met these requirements through years ended December 31, 2001 and 2000, respectively.

Day International Securities
Notes to Financial Statements
For The Year Ended
December 31, 2001

NOTE D - REGULATORY REPORTING REQUIREMENTS

The U.S. Securities and Exchange Commission requires additional information per Form X-175A-5 Part III. Page 2 of this form provides a checklist of those requirements. Below is a list of the items which are not applicable along with a brief explanation why they do not apply:

(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors - there were no liabilities subordinated to claims of creditors during the years December 31, 2000 and 1999.

(g) Computation for Determination of Reserved Requirements Pursuant to Rule 15c3-3. The rule is not applicable because the company's gross revenues did not exceed $500,000.

(I) Information relating to the Possession or Control Requirements Under Rule 15c3-3. The company does not hold funds or securities for, owe money or securities to customers and does not carry accounts of, or for, customers. See Note E.

(j) A Reconciliation, including appropriate explanation, of the Computation of net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of rule 15c3-3. - The Reconciliation does not apply because the Reserve computation under Rule 15C3-3 is not required. For the year ended December 31, 2001, there were no audit adjustments affecting the net capital of Day International Securities and the net capital as computed by Scott K. Alster, Certified Public Accountant.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. - the Company is not consolidated with any other entity.

(m) A copy of the SIPC Supplemental Report. - Not required.

(n) A report describing all material inadequacies found to exist or found to have existed since the date of the previous audit. During the course of my audit, I found no material inadequacies or other reportable conditions.